UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2012

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-19772

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF Financial Corp.
Retirement Savings Plan
Financial Statements

June 30, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm……………………….    1

Financial Statements
Statements of net assets available for benefits…………………………………    2
Statement of changes in net assets available for benefits………………………    3
Notes to financial statements………………………………………………...…    4 - 16
Supplementary Information
Schedule H, line 4i - schedule of assets held at end of year…………………….     17
Signatures………………………………………………………………………     18
Exhibits
Exhibit 23 – Consent of Independent Registered Public Accounting Firm……     19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee
HF Financial Corp. Retirement Savings Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan (the Plan) as of June 30, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended June 30, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2012 and 2011, and the changes in its net assets available for benefits for the year ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets Held at End of Year as of June 30, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.
Fargo, North Dakota
December 18, 2012

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits
June 30, 2012 and 2011

	2012	2011
ASSETS
Investments (Note 3):
Participant directed:
Collective investment funds	$8,723,272	$9,880,231
Unitized stock fund	686,740	920,739
Total participant directed investments	9,410,012	10,800,970

Notes receivable from participants	84,173	82,116

Employer receivables (401(k) matching)	69,683	91,144

Total Assets	9,563,868	10,974,230

LIABILITIES
Accounts payable	8,550	8,866

Net Assets Available for Benefits, at fair value	9,555,318	10,965,364

Adjustments from fair value to contract value for fully benefit-responsive stable value funds	(2,551)	(5,601)

Net Assets Available for Benefits	$9,552,767	$10,959,763

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2012

Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net depreciation in fair value of investments (Note 3)	$(44,566)
Less investment expense	(65,739)
Net investment income/(loss)		(110,305)

Interest income on notes receivable from participants		3,168

Contributions:
Employer	338,971
Participants	994,253
Rollover	143,010
		1,476,234
Total additions		1,369,097

Deductions from net assets attributed to:
Benefits paid to participants	2,761,081
Trustee and accounting fees	20,157
Total deductions		(2,781,238)
Net increase/(decrease)		(1,412,141)

Transfer in from HF Financial Corp. Employee Stock
Ownership Plan for ESOP Diversification		5,145
Net increase/(decrease) after transfers		(1,406,996)

Net assets available for benefits:
Beginning of year		10,959,763
End of year		$9,552,767

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan
Notes to Financial Statements

Note 1.    Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2007, a non-standardized prototype cash or deferred profit sharing plan sponsored by Home Federal Bank was adopted. Effective July 1, 2010, a non-standardized prototype cash or deferred profit sharing plan sponsored by Retirement Direct LLC was adopted.

The Plan is administered by the Plan Administrative Committee comprised of up to four persons appointed by the Company’s Board of Directors. The Plan Trustee is Home Federal Bank, Investment Management and Trust Department.

Effective February 17, 2010 Home Federal Bank, as Trustee, contracted with First Mercantile to perform recordkeeping and custodial tasks for the Plan and the Plan’s investment assets were transferred to investment options offered by First Mercantile Trust Company. Retirement Direct continues to be the third party administrator.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21. Employees are eligible for other benefits of the Plan on the first day of the quarter after completing 6 months of service and attaining age 21.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. In addition, the Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the plan for the year ended June 30, 2012. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

HF Financial Corp. Retirement Savings Plan
Notes to Financial Statements

Participant accounts: Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, Plan earnings, and charged with payments of benefits and an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined. Forfeited balances of terminated participants’ non-vested employer matching accounts are allocated among the accounts of all participants as a part of and on the same basis as their eligible compensation bears to the total compensation of all eligible participants. The amount of non-vested employer matching balances allocated to eligible participants as of June 30, 2012 equaled $11,433.

Participants’ investment options: Participants must direct their salary deferral, Roth Elective contributions, and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan 401(k) contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of participants’ accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive benefits in either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the participant’s life expectancy. A terminated participant with a vested balance of less than $1,000 may be automatically paid out by the Plan upon termination. Distributions may be made at the participant’s election prior to termination upon attainment of age 59 ½ or hardship as defined in the Plan Document.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions. Interest rates as of June 30, 2012 ranged from 4.25% - 8.50%.

Voting rights: Each participant owning HF Financial Corp common stock held in the unitized stock fund is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.    Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is accrued on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants: Notes Receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Notes Receivables are reclassified as distributions based upon the terms of the plan document

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan. Legal fees incurred by the Plan for the year ended June 30, 2012 have been paid by the Plan. All administrative expenses not paid by the Company are the responsibility of the Plan.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Fair Value Measurement: Topic ASC 820, “Fair Value Measurements and Disclosures”, establishes a consistent framework for measuring fair value under GAAP and expands disclosure requirements for fair value measurements. Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
-Quoted prices for similar assets or liabilities in active markets;
-Quoted prices for identical or similar assets or liabilities in inactive markets;
-Inputs, other than quoted prices, that are observable for the asset or liability;

-Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2012 and 2011.
Collective investment funds: Valued at fair value based on the net asset value (NAV) of the observable market prices of the underlying assets held in the fund managed.
Unitized stock fund: Valued at closing price of the underlying securities reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.    Investments

The following presents the fair value of investments that are 5% or more of the Plan’s net assets as of June 30:

	2012	2011
Unitized stock fund
HF Financial Corp. Stock Fund	$686,740	$920,739
Collective investment funds
LifeStyle Moderately Aggressive Growth	2,608,974	2,896,968
LifeStyle Aggressive Growth	1,634,400	1,667,728
ABN AMRO (Stable Value at fair value)	—	1,437,761
FFTW Income Plus (Stable Value)	1,257,785	—
LifeStyle Moderately Conservative Growth	752,502	1,002,839
LifeStyle Income and Conservative Growth	—	763,290
Funds individually less than 5% of Plan net assets	2,469,611	2,111,645
Total Investments	$9,410,012	$10,800,970
-Investment balance less than 5% of the Plan's net assets for the applicable year.

Participant directed investment in HF Financial Corp. common stock results from market purchase. Effective February 18, 2010, the common stock is held in a unitized stock fund held by First Mercantile Trust Company.

During the year ended June 30, 2012, the Plan’s investments (including investments bought, sold and held during the year) depreciated in fair value by $44,566 as follows:

Collective investment funds	$(139,778)
Unitized stock fund	95,212
$(44,566)

The classifications of investment earnings reported above and on the statement of changes in net assets may differ from the classifications of earnings on Form 5500 due to different reporting requirements on Form 5500.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

The following sets forth by level, within fair value hierarchy, the Plan’s assets at fair value as of June 30, 2012:

	Quoted Prices	Significant Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Unitized stock fund
HF Financial Corp. Stock Fund	—	$686,740	—	$686,740
Collective investment funds
Growth funds	—	1,275,564	—	1,275,564
Fixed income funds	—	494,394	—	494,394
International funds	—	337,258	—	337,258
Asset allocation funds	—	5,358,271	—	5,358,271
Stable value fund	—	1,257,785	—	1,257,785
Total assets	—	$9,410,012	—	$9,410,012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2011:

	Quoted Prices	Significant Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Unitized stock fund
HF Financial Corp. Stock Fund	—	$920,739	—	$920,739
Collective investment funds
Growth funds	—	1,142,234	—	1,142,234
Fixed income funds	—	461,036	—	461,036
International funds	—	508,375	—	508,375
Asset allocation funds	—	6,330,825	—	6,330,825
Stable value fund	—	1,437,761	—	1,437,761
Total assets	—	$10,800,970	—	$10,800,970

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Financial Accounting Standards Board Update 2009-12, Fair Value Measurement and Disclosure (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) requires disclosures of certain attributes in entities that calculate a net asset value per share (or its equivalent) and do not have a readily determinable fair value. The following tables set forth the disclosure of the attributes as of June 30:

2012
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective funds:
American Funds Amcap	$123,185	—	Daily	Daily
Pimco Total Return Instl	323,536	—	Daily	Daily
Dodge & Cox International Stock Fund	259,640	—	Daily	Daily
iShares MSCI EAFE Index ETF	77,618	—	Daily	Daily
Vanguard 500 Index Fund	186,812	—	Daily	Daily
Vanguard GNMA	87,866	—	Daily	Daily
Vanguard Midcap Index	282,837	—	Daily	Daily
Vanguard Growth Index	143,861	—	Daily	Daily
Vanguard Total Bond Market Index	82,992	—	Daily	Daily
Vanguard Value Index	163,277	—	Daily	Daily
Vanguard Small Cap Stock Index	217,081	—	Daily	Daily
T. Rowe Price Value Fund	158,511	—	Daily	Daily
LifeStyle Income & Conservative	362,395	—	Daily	Daily
LifeStyle Moderately Conservative	752,502	—	Daily	Daily
LifeStyle Moderately Aggressive	2,608,974	—	Daily	Daily
LifeStyle Aggressive Growth Strategy	1,634,400	—	Daily	Daily
ABN AMRO (Stable Value)	1,257,785	—	Daily	Daily
Unitized stock funds:
HF Financial Corp. Stock Fund	686,740	—	Daily	Daily

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

2011
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective funds:
American Funds Amcap	$144,903	—	Daily	Daily
Pimco Total Return Instl	317,639	—	Daily	Daily
Dodge & Cox International Stock Fund	433,221	—	Daily	Daily
iShares MSCI EAFE Index ETF	75,154	—	Daily	Daily
Vanguard 500 Index Fund	221,112	—	Daily	Daily
Vanguard GNMA	86,048	—	Daily	Daily
Vanguard Midcap Index	250,523	—	Daily	Daily
Vanguard Growth Index	134,606	—	Daily	Daily
Vanguard Total Bond Market Index	57,349	—	Daily	Daily
Vanguard Value Index	111,986	—	Daily	Daily
Vanguard Small Cap Stock Index	158,456	—	Daily	Daily
T. Rowe Price Value Fund	120,648	—	Daily	Daily
LifeStyle Income & Conservative	763,290	—	Daily	Daily
LifeStyle Conservative Growth Strategy	1,002,839	—	Daily	Daily
LifeStyle Moderate Growth Strategy	2,896,968	—	Daily	Daily
LifeStyle Aggressive Growth Strategy	1,667,728	—	Daily	Daily
ABN AMRO (Stable Value)	1,437,761	—	Daily	Daily
Unitized stock funds:
HF Financial Corp. Stock Fund	920,739	—	Daily	Daily

The AMCAP Fund (American Funds) seeks to provide long-term capital appreciation. The fund invests primarily in common stocks of U.S. companies that have solid long-term growth records and the potential for good future growth. The investment adviser uses a system of multiple portfolio counselors in managing the fund’s assets. Under this approach, the portfolio of the fund is divided into segments managed by individual counselors who decide how their respective segments will be invested.

The PIMCO Total Return Fund seeks to maximize total return consistent with prudent investment risk and preservation of capital. The fund normally invests at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. These may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities. The fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

The Dodge & Cox International Stock Fund seeks long-term capital appreciation. The fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. It may invest at least 80% of total assets in common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks of non-U.S. companies. The fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

The iShares MSCI EAFE Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index. The fund generally invests at least 90% of its assets in securities of the underlying index and in depositary receipts representing securities of the underlying index. The index has been developed by MSCI as an equity benchmark for its international stock performance. It is non-diversified.

The Vanguard 500 Index Fund seeks investment results that correspond generally to the performance, before fees and expenses, of the S&P 500 Index. The fund employs a passive management or indexing investment approach designed to track the performance of the Standard & Poor‘s 500 Index, which is a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

The Vanguard GNMA Fund seeks current income while minimizing fluctuations in price volatility. The fund normally invests at least 80% of assets in Government National Mortgage Association pass-through certificates, which are fixed income securities representing part ownership in a pool of mortgage loans supported by the full faith and credit of the U.S. government. It may invest in other types of securities such as U.S. Treasury or other U.S. government agency securities, as well as in repurchase agreements collateralized by such securities. The fund’s dollar-weighted average maturity depends on homeowner prepayments of the underlying mortgages which normally fall within an intermediate-term range of (3-10 yrs).

The Vanguard Mid Capitalization Index Fund seeks to track the performance, before fees and expenses, of the MSCI US Mid Cap 450 Index. The fund employs a passive management or indexing investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of medium-size U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

The Vanguard Growth Index Fund seeks to match the performance, before fees and expenses, of the MSCI US Prime Market Growth Index. The fund invests all, or substantially all, of its assets in the stocks that make up the index. The index measures the investment return of large-capitalization growth stocks.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

The Vanguard Total Bond Market Index Fund seeks to achieve a total rate of return consistent with prudent investment risk and preservation of capital. The fund employs a “passive management” or indexing investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Index. It invests in a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key risk factors and other characteristics. The fund invests at least 80% of assets in bonds held in the index. It maintains a dollar-weighted average maturity consistent with that of the index, ranging (5-10 yrs).

The Vanguard Value Index Fund seeks investment results that correspond generally to performance, before fees and expenses, of the MSCI US Prime Market Value Index. The fund generally invests all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index. The index measures the investment return of large capitalization value stocks.

The Vanguard Small Capitalization Stock Index Fund seeks to track the performance of the MSCI US Small Cap 1750 Index that measures the investment return of small-capitalization stocks. The fund employs a passive management or indexing investment approach designed to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of stocks of smaller U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

The T. Rowe Price Value Fund seeks long-term capital appreciation. The fund invests at least 65% of assets in common stocks the fund manager regards as undervalued. Holdings are expected to consist primarily of large-cap stocks, but may also include mid-cap and small-cap companies. The fund invests most assets in U.S. common stocks, but may also purchase other securities, including foreign stocks, futures, and options, in keeping with fund objectives.

LifeStyle Income & Conservative Growth (formerly LifeStyle Income and Conservative Growth Strategy) seeks to achieve as high a total rate of return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital. The fund is a risk based asset allocation fund investing in a combination of CITFs offered by First Mercantile. The fund is a highly diversified investment option combining multiple investment styles and strategies. The fund is designed for investors seeking actively managed conservative growth & income based on strategic long-term time horizon implemented through a flexible risk-managed approach. The portfolio typically consists of 25% equity funds, 60% fixed income funds & 15% cash.

LifeStyle Moderately Conservative Growth (formerly LifeStyle Conservative Growth Strategy) seeks to achieve as high a total rate of return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital. This Fund is a risk based asset allocation fund investing in a combination of CITFs offered by First Mercantile. The fund is a highly diversified investment option combining multiple investment styles and strategies. The fund is designed for investors seeking actively managed conservative growth based on a strategic long-term time horizon implemented through a flexible risk-managed approach. The portfolio typically consists of 45% in equity funds, 50% fixed income funds and 5% cash.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

LifeStyle Moderately Aggressive Growth (formerly LifeStyle Moderate Growth Strategy) seeks to achieve as high a total rate of return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital. This Fund is a risk based asset allocation fund investing in a combination of CITFs offered by First Mercantile. The fund is a highly diversified investment option combining multiple investment styles and strategies. The fund is designed for investors seeking actively managed moderate growth based on a strategic long-term time horizon implemented through a flexible risk-managed approach. The portfolio typically consists of 75% in equity funds and 25% in fixed income funds.

LifeStyle Aggressive Growth (formerly LifeStyle Aggressive Growth Strategy) seeks to achieve as high a total rate of return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital. The investment is a risk based asset allocation fund investing in a combination of CITFs offered by First Mercantile. The fund is a highly diversified investment option combining multiple investment styles and strategies. The fund is designed for investors seeking actively managed aggressive growth based on a strategic long-term time horizon implemented through a flexible risk-managed approach. The portfolio typically consists of 92% in equity funds and 8% fixed income funds.

ABN AMRO manages a portfolio of stable value fixed income instruments (Guaranteed Investment contracts, both traditional, synthetic, and similar investments) in a manner that emphasizes preservation of principal while providing a moderate, stable source of income growth. This fund may be suitable for risk-averse investors seeking preservation of principal, but who also desire a relatively consistent income stream to reduce impact of inflation on principal. This fund seeks stability of principal and higher-than money market rates of return.

The FFTW Income Plus Fund seeks to preserve principal value while providing current income. The investment strategy is implemented though a research process, which includes a combination of top-down and relative value analysis, contract analysis and committee oversight. The committee focuses on maintaining high credit quality through fundamental credit analysis and individual contract evaluation. The committee adjusts the average duration to maximize the interest return over a business cycle with the average duration generally ranging between (0-3 yrs).

The HF Financial Corp. Stock Fund seeks to emphasize investing for long term growth and to allow employees to invest in their company. The fund invests in shares of the common stock of HF Financial Corp(Ticker:HFFC), which operates as a Regional Community Bank. This fund holds shares of HF stock as well as money market instruments to accommodate daily liquidity needs.

Note 4.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 5.    Tax Status

Effective July 1, 2010, the Plan adopted a prototype plan document sponsored by Retirement Direct, LLC. Retirement Direct, LLC received an opinion letter from the IRS, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS, and the prototype document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of American require plan management to evaluate tax positions taken by the plan and recognize a tax liability (tax asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of June 30, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 6.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7.    Related Party Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2012, the Plan paid administrative and investment management fees to the Trustee of $36,507.

The stock appreciation from the HF Financial Corp. Stock fund totaled $95,206 in fiscal year 2012. Refer to Note 3 for detailed information pertaining to HF Financial Corp. Stock Fund. Certain Plan investments are units of collective investment funds managed by First Mercantile Trust Company. First Mercantile Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and administrative services to First Mercantile were $35,889 in fiscal year 2012. Other fees paid by the Plan for audit fees and miscellaneous administrative fees totaled $13,500 for the year ended June 30, 2012.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 8.    Subsequent Events

Effective July 1, 2012, the Plan was amended so that forfeitures will be used first to restore benefits under the plan, pay qualifying expenses, reduce the employer contributions for the year, and then provide an additional contribution to eligible participants.

The plan has evaluated subsequent events through December 18, 2012, the date which the financial statements were issued.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year
EIN: 46-0418532        PN: 002
June 30, 2012

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

* HF Financial Corp.	HF Financial Corp. Stock Fund	N/A	$686,740
* First Mercantile	American Funds Amcap	N/A	123,185
* First Mercantile	Pimco Total Return Instl	N/A	323,536
* First Mercantile	Dodge & Cox International Stock Fund	N/A	259,640
* First Mercantile	iShares MSCI EAFE Index ETF	N/A	77,618
* First Mercantile	Vanguard 500 Index Fund	N/A	186,812
* First Mercantile	Vanguard GNMA	N/A	87,866
* First Mercantile	Vanguard Midcap Index	N/A	282,837
* First Mercantile	Vanguard Growth Index	N/A	143,861
* First Mercantile	Vanguard Total Bond Market Index	N/A	82,992
* First Mercantile	Vanguard Value Index	N/A	163,277
* First Mercantile	Vanguard Small Cap Stock Index	N/A	217,081
* First Mercantile	T. Rowe Price Value Fund	N/A	158,511
* First Mercantile	LifeStyle Income & Conservative	N/A	362,395
* First Mercantile	LifeStyle Moderately Conservative	N/A	752,502
* First Mercantile	LifeStyle Moderately Aggressive	N/A	2,608,974
* First Mercantile	LifeStyle Aggressive Growth	N/A	1,634,400
* First Mercantile	FFTW Income Plus (Stable Value)	N/A	1,255,234
* First Mercantile	Participant Note Receivable-
* First Mercantile	various rates & maturities	—	84,173
	Total Investments	—	$9,491,634

* Known to be a party-in-interest to the Plan.
N/A – Not applicable for participant directed accounts.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 21, 2012	By:	Home Federal Bank, trustee of the
HF Financial Corp. Retirement Savings Plan

		By:	/s/ Stephen M. Bianchi
Stephen M. Bianchi, President/CEO

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm